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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITES EXCHANGE ACT OF 1934

For the month of **April 2007**

Commission File Number **28980**

ROYAL STANDARD MINERALS INC.
(Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes   No   X
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- _____.

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	Royal Standard Minerals Inc.
	(Registrant)
Date:___April 3, 2007____	By \S\ Roland M. Larsen
	President & CEO

SEC1815 (05-06)

ROYAL STANDARD MINERALS INC.

C.U.S.I.P. # 780919106   **TSX.V:RSM**
LISTED: STANDARD & POORS   **OTCBB:RYSMF**

GOLDWEDGE PROJECT PROGRESS, NYE COUNTY, NEVADA

FOR IMMEDIATE RELEASE

Royal Standard Minerals Inc. ("RSM"), April 3, 2007, The installation of the various components within the plant, as reported in a previous press release dated February 8th, 2007, have been installed to include the water handling system to the plant. The plumbing and electrical work for all of the various components will be completed in a few days. The testing of the plant is expected to start this week with a water flow test into the system that will identify potential problem areas within the plant that will require water balancing. This effort should not take more that 2-3 days. Subsequently the Company will commence the processing of stockpiled material through the plant. Currently, there is more than a four (4) month supply of stockpiled gold mineralized material that will be processed through the plant.

The Company has completed a ground magnetics program of the Goldwedge property that has included the Manhattan caldera margin. These data are currently being processed with the objective of more clearly resolving deep geoghysical targets near the intersection of the Reliance and Manhattan fault systems that have been identified in the regional geophysical data. The ground magnetics program will improve the resolution of the deep target(s) that will be drill tested to determine the potential for a sub-volcanic intrusive source for the gold system at Goldwedge.

The Company is considering a stock buyback, Normal Course Issuer Bid, program utilizing some of the proceeds from the gold production at the Goldwedge project. If achieved, the Company would like to commence this program in April, 2007, subject to all of the regulatory approvals.

Due to issues in regard to auditor workload it is unlikely that the audit can be completed in time for an earlier annual meeting, the Company has had to set the annual meeting for June 26, 2007 instead of the previously announced May 29, 2007 date.

Drilling contractors are submitting bids for drilling programs to include underground and surface drilling at Goldwedge and surface drilling on the Railroad copper prospect located in Elko County, Nevada.

The Canadian Venture Exchange does not accept responsibility for adequacy or accuracy of this release as per Exchange Policy 3.3 section 6.5.

Royal Standard Minerals cautions that the statements made in this press release and other forward looking statements made on behalf of the Company may be affected by such other factors including, but not limited to, volatility of mineral prices, product demand, market competition, imprecision of mineral estimates, and other risks detailed herein and from time to time in the Securities and Exchange Commission filings of the Company.

For more information
Please call Roland Larsen, qualified person, NI-43-101 @ 775-487-2454 FAX 775 -487-2460
Visit our website at RoyalStandardMinerals.com